VIA EDGAR

August 26, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE Washington, D.C. 20549

Attention:    Jim B. Rosenberg

                    Tabatha Akins

Re:	Horizon Pharma, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 18, 2013
File No. 001-35238

Ladies and Gentlemen:

This letter is in response to comments contained in the letter dated August 13, 2013 from Mr. Jim B. Rosenberg of the Staff (“Staff”) of the Securities and Exchange Commission (“Commission”) to Mr. Timothy P. Walbert, President, Chief Executive Officer and Chairman of the Board of Horizon Pharma, Inc. (“Horizon”). The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter.

In providing this response, Horizon acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Horizon’s filings with the Commission and (3) Horizon may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Revenue Recognition, page 74

1.	We believe that your disclosure herein related to estimates of items that reduce gross revenue such as product returns, chargebacks, customer rebates and other discounts and allowances could be improved. Please provide us proposed disclosure to be included in future periodic reports to address the following:

•	Nature and amount of each accrual at the balance sheet date.

•

The factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

•

To the extent that information you consider in the preceding bullet is quantifiable, disclose both quantitative and qualitative information and to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could be potentially be returned as of the balance sheet date and disaggregated by expiration period.

•

If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer’s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

•	Include a roll forward of the liability for each estimate for each period presented showing the following:

a.	Beginning balance,

b.	Current provision related to sales made in current period,

c.	Current provision related to sales made in prior periods,

d.	Actual returns or credits in current period related to sales made in current period,

e.	Actual returns or credits in current period related to sales made in prior periods, and

f.	Ending balance.

•

In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e. product returns, chargebacks, customer rebates and other discounts and allowances) including the effect that changes in your estimates of these items had on your revenues and operations.

Response: In response to the Staff’s comment, we are providing the following proposed disclosure to include prospectively in our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, taking into account your request for roll forward information.

Customer-Related Accruals and Allowances

DUEXIS/RAYOS Product Sales Discounts and Allowances

Prior to the fourth quarter of 2012, we recorded DUEXIS sales to wholesale pharmaceutical distributors and retail chains as deferred revenue. Allowances for product returns, rebates and discounts were also deferred at the time of sale to wholesale pharmaceutical distributors and national and regional retail chains. These deferred expenses were recognized to arrive at net product sales at the time revenue was recognized. In the fourth quarter of 2012, we began recognizing revenue at the point of sale to our wholesale pharmaceutical distributors and retail chains, and the allowances for product returns, rebates and allowances were also recognized at the point of sale. We are required to make significant judgments and estimates in determining some of these allowances. If actual results differ from our estimates, we will be required to make adjustments to these allowances in the future.

Customer Discounts and Rebates

Product Launch Discounts

We have offered additional discounts to wholesale distributors for product purchased at the time of product launch. We record these discounts as an allowance against accounts receivable and a reduction of revenue when orders were placed.

Customer Rebates

We participate in certain commercial rebate programs. Under these rebate programs, we pay a rebate to the commercial entity or third-party administrator of the program. We accrue estimated rebates based on contract prices, estimated percentages of product sold to qualified patients and estimated levels of inventory in the distribution channel and record the expense as a reduction of revenue.

Government Rebates and Chargebacks

Government Rebates

We participate in certain federal government rebate programs, such as Medicare and Medicaid. We accrue estimated rebates based on estimated percentages of product sold to qualified patients, estimated rebate percentages and estimated levels of inventory in the distribution channel that will be sold to qualified patients and record the expense as a reduction of revenue.

Government Chargebacks

We provide discounts to federal government qualified entities with whom we have contracted. These federal entities purchase products from the wholesale pharmaceutical distributors at a discounted price, and the wholesale pharmaceutical distributors then charge back to us the difference between the current retail price and the contracted price that the federal entities paid for the product. We accrue estimated chargebacks based on contract prices and sell-through sales data obtained from third party information and record the expense as a reduction of revenue.

Co-Pay Assistance

We offer discount card programs to patients under which the patient receives a discount on his or her prescription. We reimburse pharmacies for this discount through a third-party vendor. We record the total amount of estimated discounts for sales recorded in the period as a reduction of revenue.

Returns and Prompt Pay Allowances

Sales Returns

Consistent with industry practice, we maintain a return policy that allows customers to return product within a specified period prior to and subsequent to the expiration date. Generally, product may be returned for a period beginning six months prior to its expiration date and up to one year after its expiration date. The right of return expires when product is dispensed to the patient. The majority of our product returns are the result of product dating, which falls within the range set by our policy, and are settled through the issuance of a credit to the customer. Our estimate of the provision for returns is based upon our historical experience with actual returns, which is applied to the level of sales for the period that corresponds to the period during which our customer may return product. This period is known to us based on the shelf lives of our products at the time of shipment. We record sales returns as an allowance against accounts receivable and a reduction of revenue.

Prompt Pay Discounts

As an incentive for prompt payment, we offer a 2% cash discount to customers. We expect that all customers will comply with the contractual terms to earn the discount. We record the discount as an allowance against accounts receivable and a reduction of revenue.

The following table summarizes our customer-related accruals and allowances for the periods shown:

	Customer Discounts and Rebates			Government Rebates and Chargebacks			Co-Pay Assistance			Returns and Prompt Pay Allowances			Total

Balance at [DATE]	$	[	]	$	[	]	$	[	]	$	[	]	$	[	]
Current provisions relating to sales in current year		[	]		[	]		[	]		[	]		[	]
Adjustments relating to prior years		[	]		[	]		[	]		[	]		[	]
Payments/returns relating to sales in current year		[	]		[	]		[	]		[	]		[	]
Payments/returns relating to sales in prior years		[	]		[	]		[	]		[	]		[	]

Balance at [DATE]		[	]		[	]		[	]		[	]		[	]
Current provisions relating to sales in current year		[	]		[	]		[	]		[	]		[	]
Adjustments relating to prior years		[	]		[	]		[	]		[	]		[	]
Payments/returns relating to sales in current year		[	]		[	]		[	]		[	]		[	]
Payments/returns relating to sales in prior years		[	]		[	]		[	]		[	]		[	]

Balance at [DATE]	$	[	]	$	[	]	$	[	]	$	[	]	$	[	]

In addition, we would propose to include prospectively in our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q within Management’s Discussion and Analysis of Financial Condition and Results of Operation section the following tabular presentation with respect to our revenue discussion of fluctuations for each type of reduction of gross revenue.

	[DATE]			[DATE]			[DATE]
Gross product sales	$	[	]	$	[	]	$	[	]

Customer discounts and rebates	$	[	]	$	[	]	$	[	]
Co-pay assistance		[	]		[	]		[	]
Government rebates and chargebacks		[	]		[	]		[	]
Product returns and prompt pay allowances		[	]		[	]		[	]

Product sales allowances		[	]		[	]		[	]

Product sales, net	$	[	]	$	[	]	$	[	]

Product sales allowance, as a percent of gross product sales		[	]%		[	]%		[	]%

We will also include in our discussion of results of operations for the period to period revenue comparisons, the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e. product returns, chargebacks, customer rebates and other discounts and allowances) including the effect that changes in our estimates of these items had on our revenues and operations.

With respect to the Staff’s comment 1, bullet point three, to date, DUEXIS is the material component of Horizon’s reported gross sales and gross sales deductions and RAYOS and LODOTRA activity has not warranted separate reporting. The Company plans to present consolidated reporting until such time as RAYOS or LODOTRA gross sales and gross sales deductions are material. At that time, we will modify our presentation to include data by product.

With respect to the Staff’s comment 1, bullet point four, with the exception of shipments for initial product stocking at product launch, which provides extended payment terms to our customers, we did not ship product in excess of our customer’s ordinary inventory level. Our current policy is to defer revenue for shipments made to customers that are holding inventory over the customer’s normal course of business inventory levels. To date, there have been no shipments associated with any incentive programs.

Liquidity and Capital Resources, page 80

2.	You indicate that your Swiss subsidiary was overindebted at December 31, 2012 and 2011, and such status could require the Company to have cash at its Swiss subsidiary in excess of its near term operating needs and could affect the Company’s ability to have sufficient cash at its U.S. subsidiary to meet its near term operating needs. Please provide proposed revisions to your disclosure to be included in future filings stating the amount of cash held by your Swiss subsidiary, and clarify whether and, if so, to what extent this is reasonably likely to affect your financial position or results of operations.

Response: In response to the Staff’s comment, we will include prospectively in our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q additional disclosure in substance similar to the following:

We are required to maintain compliance with applicable Swiss laws with respect to our Swiss subsidiary, Horizon Pharma AG, including laws requiring maintenance of equity in the subsidiary to avoid overindebtedness, which requires Horizon Pharma AG to maintain assets in excess of its liabilities. We review on a regular basis whether our Swiss subsidiary is overindebted. As of [DATES], our Swiss subsidiary was overindebted, primarily as a result of operating losses at the subsidiary. We will continue to monitor and review steps to address any overindebtedness until such time as our Swiss subsidiary may generate positive income at a statutory level, which could require us to have cash at our Swiss subsidiary in excess of its near term operating needs and could affect our ability to have sufficient cash at our U.S. subsidiary to meet its near term operating needs. As of [BALANCE SHEET DATE], Horizon Pharma AG had $[            ] in cash and cash equivalents. Based upon the cash and cash equivalents currently held by our Swiss subsidiary and its level of overindebtedness, we do not expect that our financial position or results of operations will be materially affected by any need to address overindebtedness at our Swiss subsidiary. To date, the overindebtedness of our Swiss subsidiary has not resulted in the need to divert material cash resources from our U.S. subsidiary.

Notes to Consolidated Financial Statements

Note 18 – Income Taxes, page F-29

3.	Please provide proposed revisions to your disclosure to be included in future filings that separately present the components of income (loss) before income tax expense (benefit) as either domestic or foreign in accordance with Rule 4-08(h) of Regulation S-X, or tell us why you have not provided such disclosures.

Response: In response to the Staff’s comment, we will provide prospectively in our future Annual Reports on Form 10-K disclosure in substance similar to the following:

The components of pretax loss for the years ended December 31, [DATE], [DATE] and [DATE] were as follows:

For the Years Ended December 31,
	[DATE]			[DATE]			[DATE]
United States		[	]		[	]		[	]
International		[	]		[	]		[	]

Loss before benefit for income taxes	$	[	]	$	[	]	$	[	]

Horizon respectfully requests the Staff’s assistance in completing the review of the Company’s response as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to Robert J. DeVaere at 760-436-4010 or via email at bdevaere@horizonpharma.com.

Sincerely,

Horizon Pharma, Inc.

/s/ Robert J. DeVaere
Robert J. DeVaere
Executive Vice President and Chief Financial Officer